                                                             OMB APPROVAL
                                                      OMB Number:      3235-0145
                                                      Expires:  October 31, 1997
                                                      Estimated average burden
                                                      hours per response...14.90



                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                          (Amendment No. __________)*

                         American United Global, Inc.
- --------------------------------------------------------------------------------
                               (Name of Issuer)

                         Common Stock, Par Value $.01
- --------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   030344105
- --------------------------------------------------------------------------------
                                (CUSIP Number)

Associated Capital, L.P.                                  Margery K. Neale, Esq.
A Cap, Inc.                            Shereff, Friedman, Hoffman & Goodman, LLP
Jay H. Zises                                                    919 Third Avenue
477 Madison Avenue, 14th Floor                          New York, New York 10022
New York, New York 10022                                          (212) 758-9500
(212) 872-9660
- --------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 May 22, 1996
             -----------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement  /X/.
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)  (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                                                                 SEC 1746(12-91)

                                 SCHEDULE 13D


CUSIP No.  030344105                                          Page 2 of 8 Pages


1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


     ASSOCIATED CAPITAL, L.P.


2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  /X/
                                                               (b)  / /


3  SEC USE ONLY



4  SOURCE OF FUNDS

     WC


5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   TO ITEMS 2(d) or 2(e)                                            / /



6  CITIZENSHIP OR PLACE OF ORGANIZATION

   DELAWARE

                     7  SOLE VOTING POWER
 NUMBER OF                         570,000
  SHARES
BENEFICIALLY         8  SHARED VOTING POWER
  OWNED BY
   EACH              9  SOLE DISPOSITIVE POWER
 REPORTING                         570,000
  PERSON
   WITH              10 SHARED DISPOSITIVE POWER



11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          570,000



12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   / /



13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          9.7%


14  TYPE OF REPORTING PERSON*

          PN



                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
            (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                 ATTESTATION.

                                                                 SEC 1746(12-91)

                                 SCHEDULE 13D


CUSIP No.  030344105                                          Page 3 of 8 Pages


1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             A CAP, INC.


2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a)  /X/
                                                                      (b)  / /


3   SEC USE ONLY



4   SOURCE OF FUNDS

        WC


5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                   / /



6   CITIZENSHIP OR PLACE OF ORGANIZATION

           NEW YORK


                     7  SOLE VOTING POWER
NUMBER OF                          570,000
  SHARES
BENEFICIALLY         8  SHARED VOTING POWER
 OWNED BY
  EACH               9  SOLE DISPOSITIVE POWER
REPORTING                          570,000
 PERSON
  WITH               10 SHARED DISPOSITIVE POWER



11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          570,000



12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /



13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          9.7%


14   TYPE OF REPORTING PERSON*

          CO


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
            (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                 ATTESTATION.

                                                                 SEC 1746(12-91)

                                 SCHEDULE 13D


CUSIP No.  030344105                                        Page 4 of 8 Pages


1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            JAY H. ZISES


2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a)  /X/
                                                                      (b)  / /



3   SEC USE ONLY



4   SOURCE OF FUNDS

     WC


5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                     / /



6   CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES


                     7  SOLE VOTING POWER
NUMBER OF                          570,000
  SHARES
BENEFICIALLY         8  SHARED VOTING POWER
 OWNED BY
  EACH               9  SOLE DISPOSITIVE POWER
REPORTING                          570,000
 PERSON
  WITH               10 SHARED DISPOSITIVE POWER



11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          570,000



12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /



13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      9.7%


14   TYPE OF REPORTING PERSON*

                 IN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
            (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                 ATTESTATION.

                                 SCHEDULE 13D


Item 1.   Security and Issuer

          Securities acquired:  Common Stock, par value $.01 ("Common Stock")

          Issuer:   American United Global, Inc.
                    55 Highland Boulevard
                    Dix Hills, New York  11746

Item 2.   Identity and Background

                    (a), (b), (c) and (f) This Schedule 13D is being filed jointly by Associated Capital, L.P., a Delaware limited partnership ("Associated"), its general partner, A Cap, Inc., a New York corporation ("A Cap"), and Jay H. Zises, the President and a Director of A Cap. Associated, A Cap, and Jay H. Zises are hereinafter sometimes referred to collectively as the "Reporting Persons." The business address of each Reporting Person is 477 Madison Avenue, 14th Floor, New York, New York 10022.

                    The principal business of Associated is investments.

                    The principal business of A Cap is investment management.

                    Jay H. Zises's principal occupation is investment management. Mr. Zises is a United States citizen.

                    See Item 5 for information regarding ownership of Common Stock.

                    (d) and (e). During the past five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds

                    Associated Capital purchased an aggregate of 570,000 shares at an aggregate cost of $3,463,095.50, using its own funds.

                    All of the amounts reported herein are net of commissions.

Item 4.   Purpose of the Transaction

                    All of the shares of Common Stock reported herein were acquired for investment purposes. Each of the Reporting Persons may acquire or dispose of securities of the Issuer, including shares of Common Stock, directly or indirectly, in open-market or privately negotiated transactions, depending upon the evaluation of the performance and prospects of the Issuer by the Reporting Persons, and upon other developments and circumstances, including, but not limited to, general economic and business conditions and stock market conditions.

                    Except for the foregoing, no Reporting Person has any present plans or proposals which relate to or would result in any of the actions or events described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer

                    (a) and (b) Associated is the beneficial and record owner of 570,000 shares of Common Stock, or 9.7% of the outstanding shares of Common Stock.

                    As the general partner of Associated, A Cap has the sole power to vote and to direct the voting of and the sole power to dispose and direct the disposition of the 570,000 shares of Common Stock owned by Associated. Accordingly, A Cap may be deemed to be the beneficial owner of such 570,000 shares of Common Stock or 9.7% of the outstanding shares of Common Stock.

                    Jay Zises, as President of A Cap, has the sole power to vote and to direct the voting of, and to dispose and to direct the disposition of, the shares of Common Stock deemed to be beneficially owned by A Cap. Accordingly, Mr. Zises may be deemed to be the beneficial owner of such 570,000 shares of Common Stock or 9.7% of the outstanding shares of Common Stock.

                    The number of shares beneficially owned by each of the Reporting Persons and the percentage of outstanding shares represented thereby, have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Securities Exchange Act"). The percentage of ownership of the Reporting Persons is based on 5,878,616 outstanding shares of Common Stock of the issuer as of May 22, 1996, based on information provided by the Issuer's transfer agent.

                    (c) See Exhibit B attached hereto for information concerning transactions made.

                    (d)      Not applicable.

                    (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                    Not applicable.

Item 7.   Material to be Filed as Exhibits

                    Exhibit A.  Agreement of joint filing.
                    Exhibit B.  Purchases of Common Stock of Issuer.

Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                             ASSOCIATED CAPITAL, L.P.

                             By: A CAP, INC., as General Partner


                             By:  /s/ Jay H. Zises, President
                                --------------------------------
                                  Jay H. Zises, President


                             A CAP, INC.

                             By:  /s/ Jay H. Zises, President
                                --------------------------------
                                  Jay H. Zises, President


                              /s/ Jay H. Zises
                              ----------------------------------
                              Jay H. Zises

Dated:   May 31, 1996
       -----------------

Exhibit A

                           AGREEMENT OF JOINT FILING

                    In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) of a statement on Schedule 13D or any amendments thereto, with respect to the Common Stock, par value $.01, of American United Global, Inc. and that this Agreement be included as an Exhibit to such filing.

                    This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

                    IN WITNESS WHEREOF, the undersigned hereby execute this Agreement on the 31st day of May, 1996.


                             ASSOCIATED CAPITAL, L.P.

                             By: A CAP, INC., as General Partner


                             By:  /s/ Jay H. Zises, President
                                 -------------------------------
                                  Jay H. Zises, President


                             A CAP, INC.


                             By:  /s/ Jay H. Zises, President
                                 -------------------------------
                                  Jay H. Zises, President

                                 /s/ Jay H. Zises
                              ----------------------------------
                                  Jay H. Zises



Exhibit B

                              TRANSACTION SUMMARY

                           Associated Capital, L.P.
                   Purchases of American United Global, Inc.
                          Common Stock par value $.01
                           From 12/31/95 to 5/22/96


Trade                            Dollar
Date       Share Price           Amount       Quantity

5/6/96        $5.56           $1,369,825       250,000


5/7/96         5.39              134,687.5      25,000


5/21/96        6.37            1,257,920       200,000


5/22/96        7.46              700,663        95,000



                                    Page 2